Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

June 30, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped GEARS	June 28, 2016	A121
20.41% per annum Contingent Coupon Autocallable Yield Notes due June 30, 2017	June 27, 2016	F241
Buffered Accelerated Return Equity Securities due July 2, 2018	June 27, 2016	K673
Digital Buffered Notes due July 1, 2020	June 28, 2016	K674
Digital Buffered Notes due January 2, 2020	June 28, 2016	K675
Trigger Step Securities	June 27, 2016	T775
Trigger Step Securities	June 27, 2016	T776
Accelerated Barrier Notes due July 1, 2021	June 27, 2016	T777
Absolute Return Barrier Securities due July 1, 2021	June 27, 2016	T779
Digital Plus Barrier Notes due July 1, 2021	June 27, 2016	T783
15 Months 7.75% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2017	June 27, 2016	U1611
7.51% 7.5 Year Callable Daily Range Accrual Securities due December 29, 2023	June 27, 2016	U1619
Step Down Trigger Autocallable Notes	June 28, 2016	U1634
Airbag Autocallable Yield Notes	June 24, 2016	U1639ABC